

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

January 22, 2008

<u>via U.S. mail and facsimile</u>

Donald J. Vrana
Senior Vice President and Chief Financial Officer
The PBSJ Corporation
5300 West Cypress Street, Suite 200
Tampa, Florida 33607

>   **RE: The PBSJ Corporation
>   Form 10-K for the Fiscal Year Ended September 30, 2007
>   Filed December 18, 2007
>   File No. 0-30911**

Dear Mr. Vrana:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 6. Selected Financial Data, page 26</u>

1. In future filings, please include descriptions or cross-references to a description of the factors that materially affect the comparability of the financial information reflected in each of the five years. Examples of such factors may include but are not limited to the misappropriations losses, the change in estimate of the accrued reimbursement liability, the recovery of assets related to the misappropriations losses, the insurance coverage for the misappropriations

losses, the gain related to the sales-leaseback transaction, business combinations, etc. Refer to Instruction 2 to Item 301 of Regulation S-K for guidance.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Liquidity and Capital Resources, page 45

2. We note that accounts receivable, net and unbilled fees totaled $161,996,000 as of September 30, 2007; however, engineering fees for the fourth quarter of fiscal year 2007 was $154,431,000. We further note that you attributed the 25.1% increase in unbilled fees as of September 30, 2007 as compared to September 30, 2006 primarily to the increase in engineering fees, which only increased by 8.2% for the fiscal year. Finally, we note that only 80% of your revenues are billed on a monthly basis and the remainder is billed once you have reached certain stages of completion per the contract. However, it does not appear as though your analysis of accounts receivable, net and unbilled fees fully demonstrates that these amounts are collectible. Given that these two line items represent 62.7% of total assets as of September 30, 2007, please revise your disclosure in future filings to provide a more comprehensive analysis of the collectibility of these two line items. For example, it may be useful to disclose the days sales outstanding for accounts receivable, net for each period presented, including an analysis of any material increases or decreases in the number of days. Also, you may want to consider disclosing the amount or percentage of unbilled fees that have subsequently been billed as of a specific date. If a material amount of the unbilled fees remains unbilled as of the specific, subsequent date, include an analysis of the components of unbilled fees and the timing of when such amounts will be billable.

Critical Accounting Policies, page 53

3. We note that there is no public market for your shares of common stock and that you typically offer a limited annual stock offering period where shareholders may buy and sell shares of common stock based on a price determined by an appraisal. We further note that the fair value of your common stock used in this internal market is also used when shares of common stock are issued in an acquisition and when you issue shares of restricted stock to employees. As such, it would appear that the appraisal of your shares of common stock is a critical estimate to your consolidated financial statements and also to your shareholders' decisions to buy or sell their shares of common stock during the internal market. In future filings, please include disclosure for each of the following, at a minimum, for your determination of the fair value of shares of common stock:
- The approach(es) and method(s) used to estimate the fair value. An example would be the discounted cash flow method when applying the income approach.
- The material assumptions used for each method.
- A sensitivity analysis of each material assumption used for each method.
- Any events or factors that would impact the material assumptions used.

- An explanation as to whether you take into consideration material events/transactions that occur between the valuation date (i.e., September 30th) and the internal market trading, the date you grant restricted stock, or issue shares of common stock in an acquisition. If you do not adjust the estimated fair value for material transaction that occur subsequent to the estimation date, please explain your rationale.

Please provide us with the disclosure you intend to include in future filings. If you do not believe estimating the fair value of your common stock to be a critical estimate, please tell us how you made such determination. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

4. We note that you have not included the assessment of your goodwill for impairment on an annual basis, at a minimum, to be a critical accounting policy. We further note that goodwill is 8.4% of total assets and 27.8% of total stockholders' equity as of September 30, 2007. As such, please include your testing of goodwill for impairment as a critical accounting estimate in future filings. Such disclosure should include, at a minimum:

- Identification of your reporting units;
- The approach(es) and method(s) used to estimate the fair value of your reporting units;
- The material assumptions used in the method(s), including a sensitivity analysis of those assumptions;
- A statement as to whether the fair value of any of your reporting units is or is not materially in excess of the carrying value. For any reporting units with a carrying value that is not materially different from the estimated fair value, please disclose the amount of goodwill for the reporting unit and the amount of headroom.

Otherwise, please tell us why you do not believe your testing of goodwill is not a critical estimate to your consolidated financial statements. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

12. Commitments and Contingencies, page 84

5. We note your disclosure in the fourth paragraph on page 85 that the ultimate outcome of your existing and other pending proceedings, lawsuits and claims "should" not materially affect your financial position, results of operations or cash flows. It is unclear to us based on such disclosure if you believe material additional liabilities are reasonably possible to be incurred. Please clarify your disclosure in future filings; otherwise, please provide all the disclosures required by paragraph 10 of SFAS 5. Please tell us how you intend to revise your disclosure in future filings.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief